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                                                                   EXHIBIT 10.25


                                             Virata
                                             2933 Bunker Hill Lane, Suite 201
                                             Santa Clara, CA  95054
                                             Phone:  408-666-1000
                                             Fax:  408-960-8250


14 October 1998

Mr. Michael Gullett
300 Aleut Court
Fremont, CA  94639

Mr Michael,

     We are pleased to offer you the position of Chief Operating Officer of Virata. This offer will remain in effect until 16 October 1998, and can be accepted by your signing this letter in the space indicated at the end of this document. You will be an employee of Virata's Santa Clara-based subsidiary and a Corporate Officer of the Cambridge-based Virata Limited parent company.

     Your initial position with Virata will be Chief Operating Officer and you will have functional responsibility for Engineering and Operations worldwide. Further advancement will of course be a function of job performance as interpreted by Charles Cotton and the Board of Directors of Virata.

     During your term of employment with Virata, you shall devote your full time, skill and attention to your duties and responsibilities, and shall perform them faithfully in order to further the business goals of Virata and its affiliated entities. In consideration of your services, you will be paid a base salary of $225,000 per year ($18,750 per month, paid biweekly).

     In addition to your salary compensation, you will participate in an annual incentive bonus program from which you will be entitled to earn additional annual compensation of up to $100,000 at 100% achievement. This bonus will be based on objectives which you will agree with Charles Cotton. Half of the annual incentive bonus will be guaranteed for the first year, you will be paid $4,166,67 monthly as the guaranteed portion of your bonus. The non-guaranteed potion of the bonus will be paid quarterly.

     You will also be paid an initial "sign on bonus" compensation of $25,000 which will be paid in the first pay period following commencement of work.

     In addition to your salary, sign on bonus and incentive bonus compensation, subject to approval by the Board of Directors, you will receive a grant at 1.60 million ordinary share options in Virata Limited at an exercise price of $0.70. At present, one percent of Virata on a fully diluted basis would represent approximately 800,000 shares. The shares vest over a four year period, with one quarter vesting 12 months after your start date. From the one year mark, vesting will be 1/48th or 33,333 shares per month. The share options, will be granted under the
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Virata Corporation Incentive Stock Option (ISO) plan to the extent allowed under applicable regulations. Any additional options will be issued under the "unapproved" share option plan.

     Should you be asked to leave the company following a change in control, through acquisition, merger or sale of all or substantially all of the assets, or if you are terminated without cause, you will be entitled to salary continuation for 12 months. In addition, your share options will continue to vest through this 12 month period.

     During this 12 month period Virata will provide you with continuation of benefit coverage to the extent allowed by our benefit contractors based upon the fact that you will no longer be an active Virata employee. Specifically, company-paid life insurance could not be offered. Virata would continue to provide medical and dental coverage, however this would initiate the 18 month COBRA period and costs paid on your behalf would be taxable income to you.

     In the event that Virata is acquired by or merged with another company, you will be offered a position of equal status and conditions by Virata Inc. its parent Company, or the newly merged company.

     It is understood that during your initial several months with the company you will be working extensively at our Cambridge, United Kingdom, facility. During this period of work, temporary living expenses including housing in the Cambridge area, and air travel for your wife between London and the Bay Area will be paid for by Virata.

     As a Virata employee you will be eligible for the following as part of our comprehensive benefits program:

     . Medical benefits: Virata offers a medical and dental program through Aetna Vision coverage is provided by VSP. Employee co-payments for premiums are deducted on a pre-tax basis as part of our Section 125 plan;

     . Paid time off: You are eligible for three weeks (15 days) vacation and additional paid time of for sick and personal time.

     .    Holidays: You are eligible for standard U.S. holidays, which total ten
          (10) in 1998;

     . 401(k): Virata offers employees a 401(k) savings plan. You will be eligible to participate in this plan immediately upon joining Virata providing all conditions of the Plan are completed with;

     As an employee of Virata's Santa Clara-based subsidiary you should recognize that some integration of benefits with the recently merged RSA Communications until will occur and the benefits listed above could be altered accordingly.

     This offer of employment is contingent upon the following:

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     .    As an employee of Virata you will be expected to abide by Company rules and regulations. You will also be expected to sign and comply with a proprietary information and non-disclosure agreement which requires, among other provisions, the assignment of parent rights to any invention made during your employment of Virata and non-disclosure of proprietary information;

     . Employment with Virata is not a specific term and can be terminated by yourself or Virata at any time for any reason, with or without cause. Any contrary representations which may have been made or which may be made to you are superseded by this offer.

     . Your employment with Virata will be terminated for "cause" if terminated due to your habitual neglect of duties, which neglect continues uncorrected following written notice to you and a reasonable opportunity for you to cure such neglect; excessive absenteeism; violation of work rules or a policy set by the Board of Directors; insubordination; or for misconduct or malfeasance;

     Mike, we are excited about the possibility of having you join Virata as Chief Operating Officer. We believe you will make an outstanding contribution to Virata and are keen for you employment to begin as soon as possible. We are confident that we can offer you the challenges, opportunities and rewards for your contributions.

     Please acknowledge your acceptance of the terms and conditions of this letter by signing below and returning this letter by the end of this week.

     We look forward to working with you in mutually beneficial relationship.

     Sincerely,


     /s/

     Charles Cotton                                    Andrew M. Vought
     Chief Executive Officer                           Chief Financial Officer


                                Offer accepted:        /s/
                                                       ------------------------

                                Acceptance Date:       ________________________

                                Anticipated start date:________________________

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